Prudential Investments LLC

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102

January 21, 2015

The Board of Trustees
The Target Portfolio Trust
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102

Re:	Target Intermediate-Term Bond Portfolio (to be renamed Prudential Core Bond Fund)

To the Board of Trustees:

Prudential Investments LLC has contractually agreed, through February 29, 2016 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes and deferred tax expenses, interest and brokerage commissions) of each class of shares to 0.45% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President